ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) made as of the date set out on the signature page below (“Effective Date”) by and between General Components Inc., a Cayman Islands corporation (“Seller”), General Components, Inc., a Beijing, China Corporation (“Seller’s Subsidiary”), and ZGS Corporation., a Delaware corporation (“Purchaser”).

WHEREAS, each of the Seller and Seller’s Subsidiary desires to sell and Purchaser desires to purchase all of the VOIP business and associated VOIP business assets of the Seller and Seller’s Subsidiary (“the VOIP Business”).

NOW, THEREFORE, in consideration of the mutual promises of the parties, in reliance on the representations, warranties, covenants, and conditions contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

ARTICLE 1.	SALE AND TRANSFER OF ASSETS

1.1 SALE. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Purchaser or purchaser's Subsidiary (as defined in Clause 5.2) will purchase from Seller and Seller will sell, transfer, assign, convey and deliver to Purchaser all of the following assets used in or part of the VOIP Business on The Closing Date (the "Assets"):

(a) All the machinery, equipment, and furniture owned by each of Seller and Seller’s Subsidiary (Schedule A);

(b) All the raw materials and supplies, work and goods in process and finished goods inventories owned by each of Seller and Seller’s Subsidiary (Schedule B);

(c) All accounts receivable due to each of Seller and Seller’s Subsidiary (collectively, the “Accounts Receivable”) (Schedule C);

(d) All deposits of each of Seller and Seller’s Subsidiary (Schedule D);

(e)   All contracts, agreements, purchase or sale orders of the VOIP Business to which Seller or Seller’s Subsidiary is a party including, but not limited to, the sina.net Agreement, the CandidSoft China Telecom Guang Xi project agreement and the Tekelec Corp. Value Added Reseller Agreement (Schedule E);

(f)   To the extent legally assignable, all licenses, approvals, permits and certificates obtained from governmental agencies and held by each of Seller and Seller’s Subsidiary in the VOIP business as of the Closing Date (Schedule F);

(g) All telephone numbers currently assigned to Seller or Seller’s Subsidiary;

(h) trade marks or trade names, licenses, intangible property and patents owned by each of Seller and Seller’s Subsidiary used in the VOIP Business;

(i) each of Seller and Seller’s Subsidiary’s VOIP business customer lists;

(j) all goodwill of, in, related to or associated with the VOIP Business as a going concern ;

(k) any claims asserted by Seller or Seller’s Subsidiary in any dispute or litigation involving the VOIP business; and

(l)   the leasehold interest of Seller’s Subsidiary in an office located at Room 2108, 21/F., Block C, Zhong Guan Cun Technology Building, No. 34 Zhong Guan Cun South Avenue, Hai Dian District, Beijing, China (the “Facility”).

1.2 BUYER RETENTION. Notwithstanding anything contained in Section 1.1 to the contrary, neither Seller nor Seller’s Subsidiary is selling, and neither Purchaser nor Purchaser’s Subsidiary is purchasing, pursuant to the Agreement, any of the following, all of which shall be retained by Seller.

(a) the consideration delivered or to be delivered to each of Seller and Seller’s Subsidiary pursuant to this Agreement;

(b) the right of each of Seller and Seller’s Subsidiary to enforce the obligations of each of Purchaser and Purchaser’s Subsidiary under the this Agreement;

(c) any assets of Seller or Seller’s Subsidiary not related to the VOIP business; and

(d) any liabilities other than those specified in clause 1.4 (d) below.

1.3 CONDITION. Purchaser acknowledges and agrees that neither Seller nor Seller’s Subsidiary makes any warranties with respect to the Assets except as expressly set out herein; the Assets are being sold “AS IS” and “WHERE IS” and all warranties, express or implied, of merchantability or fitness for purpose or otherwise with respect to the condition, quality or suitability of the Assets, are hereby expressly disclaimed.

1.4 CONSIDERATION. The purchase price for the Assets shall be paid by Purchaser as follows:

(a)   At the closing of the purchase and sale of the Assets (the "Closing"), Purchaser shall issue and deliver to Seller that number of shares of the common stock of Purchaser equal, upon issuance, to 30% of the Purchaser's common stock on a fully diluted basis (providing the Seller with a 15% economic interest in the equity of the Purchaser, post debt service and repayment, taking into account all the shares of Class A Common Stock of the Purchaser which the Purchaser has committed to issue as of the date hereof). At or before Closing, Seller shall become a party to the stockholder’s agreement completed in the normal and usual form between all of the shareholders of Purchaser and as entered into by the new investors in Class A Common Stock and existing common stockholder of ZGS entitled Investment Agreement.

(b) At Closing, Purchaser shall pay to Seller the sum of $250,000 cash, less the following:

(i)
$30,000 paid to Seller pursuant to the option agreement between Wayne Schreiner (subsequently assigned by Wayne Schreiner to ZGS Corp.) and Seller's Subsidiary dated May 9, 2006 (attached as Exhibit A), and

(ii)	the accounts payable to Tekelec Corp. which are assumed by the Purchaser pursuant to Section 1.4(d) below.

(c) At Closing, Purchaser shall execute and deliver a promissory note in the sum of $250,000 to Seller, due 60 days after Closing, adjusted by:

(i)	subtracting any accrued but unpaid salaries which are agreed to be paid by Purchaser.

(ii)	subtracting any amount of consideration provided by Purchaser’s Subsidiary to the Seller’s Subsidiary.

(iii)	subtracting any amount due to Purchaser or Purchaser’s Subsidiary by Seller or Seller’s Subsidiary pursuant to Section 4.7 below.

(iv)	adding any amount due to Seller or Seller’s Subsidiary by Purchaser or Purchaser’s Subsidiary pursuant to Section 4.7.

(d)   At Closing, Purchaser shall assume the accounts payable of Seller to Tekelec in an amount not to exceed $120,000.

1.5	CLOSING AND CONDITIONS OF CLOSING

(a)   The Closing shall occur upon the earlier of (i) the close of business on September 30, 2006 or (ii) as soon thereafter as practicable following the satisfaction or waiver of all of the conditions to Closing set forth in ARTICLE 4 and ARTICLE 5 of this Agreement, but after the closing of the ZGS Investor Agreement whereby certain investors are subscribing to the Class A Common Stock of ZGS (the "Closing Date").

(b)   At closing, Purchaser and Seller will sign the documents specified in this contract and all other documents reasonably needed to transfer the business assets to Purchaser. Purchaser will pay Seller the amounts required by this contract and Seller will transfer to Purchaser the business assets.

1.6 THIRD PARTY BENEFICIARIES. The assumption by Purchaser of liabilities of Seller pursuant to this Agreement shall in no way expand the rights or remedies of any third party against Seller or Purchaser as compared to the rights and remedies which such third party would have had beneficially against Seller had Purchaser not assumed such liabilities. Without limiting the generality of the foregoing, the assumption by Purchaser of liabilities of Seller pursuant to this Agreement shall not create any third party beneficiary rights.

ARTICLE 2.  SELLER AND SELLER’S SUBSIDIARY’S REPRESENTATIONS AND WARRANTIES

Each of Seller and Seller’s Subsidiary hereby, jointly and severally, represent and warrant to Purchaser that the following facts and circumstances are true and correct as of the date of this Agreement and will be true and correct on and as of The Closing Date:

2.1 ORGANIZATION. Each of Seller and Seller’s Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is organized. Each of Seller and Seller’s Subsidiary is qualified to do business in all jurisdictions in which it does business and has all requisite power and authority to own, operate, and carry on its business as now being conducted.

2.2 OWNERSHIP. The Seller is the sole owner of Seller’s Subsidiary. Each of Seller and Seller's Subsidiary has the full right to sell or dispose of its Assets as it may choose. Each of Seller and Seller’s Subsidiary own the Assets being sold by it. At Closing, the Assets will be free from any claims of others.

2.3 AUTHORITY. Each of Seller and Seller’s Subsidiary has the full power and authority to execute, deliver, and consummate this Agreement, subject to the conditions to Closing set forth in this Agreement.

2.4 FULL DISCLOSURE. No representation, warranty, or covenant made to Purchaser in this Agreement or any document, financial statement, certificate, exhibit, or other information given or delivered to Purchaser pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit a material fact necessary to make the statements contained in this Agreement or the matters disclosed in the related documents, certificates, information, or exhibits not misleading.

2.5 BROKER. Neither the Seller, Seller’s Subsidiary nor any of its officers, directors, employees, or stockholders, has retained, consented to, or authorized any broker, investment banker, or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

2.6	LIENS. There are no liens or encumbrance on the Assets.

2.7 OPERATIONS PRIOR TO CLOSING. Each of Seller and Seller’s Subsidiary will use its best efforts to operate and maintain the Assets and conduct the VOIP Business in the ordinary course prior to Closing. Neither Seller nor Seller’s Subsidiary shall dispose of or impair any of the Assets or enter into any transactions outside of the normal course of the VOIP Business without the prior consent of the Purchaser.

2.8 ENVIRONMENTAL MATTERS. Except as may be otherwise expressly disclosed to Purchaser prior to Closing:

(a)   to the best of its knowledge, neither the Facility nor it is the subject of any pending or threatened investigation or inquiry by any federal, state, local or other governmental authority (“Governmental Authority”) or is subject to any remedial obligations under any applicable zoning ordinances and building codes, flood disaster laws and health and environmental laws, rules and regulations pertaining to health or the Environment (“Applicable Laws”).

(b)  To the best of its knowledge, it has obtained any required permits, licenses or authorizations to construct, occupy, operate or use any portion of the Facility by reason of any Applicable Laws.

(c)  It has not received notice from any Governmental Authority that (i) hazardous substances, solid wastes, asbestos or other substances known or suspected to pose a threat to health or the environment (“Hazards”) have been disposed of or otherwise released on or to the Facility or exist on or within any portion of the Facility, (ii) prior use by them or the prior owners of the of the Facility, has occurred which violates any Applicable Laws, or (iii) the use which they make or intend to make of the Facility will result in the disposal or release of any hazardous substance, solid waste or Hazard on, in or to the Facility.

(d)  To the best of its knowledge, there are no on-site or off-site locations where hazardous substances, solid wastes or Hazards from the Facility have been improperly stored, treated, recycled, or disposed of.

(e)   To the best of its knowledge, there has been no litigation brought or threatened nor any settlement reached by or with any parties alleging the presence, disposal, release or threatened release, of any hazardous substance, solid wastes, or Hazard from the use or operation of the Facility.

(f)  It has not received notice from any Governmental Authority that the Facility is subject to any environmentally related liens.

(g)   Neither it nor, to its knowledge, any tenant of any portion of the Facility, has received any notice from any Governmental Authority with respect to any violation of any Applicable Laws.

(h) It has not caused any violation of any Applicable Laws nor permitted any environmental liens to be placed on any portion of the Facility.

ARTICLE 3. PURCHASER'S REPRESENTATIONS AND WARRANTIES

Purchaser represents and warrants to Seller and Seller's Subsidiary that:

3.1 AUTHORITY. Purchaser has full power and authority to execute, deliver, and consummate this Agreement subject to the conditions to Closing set forth in this Agreement. All corporate acts, reports, and returns required to be filed by Purchaser with any government or regulatory agency with respect to this transaction have been or will be properly filed prior to the date of this Agreement. No provisions exist in any contract, document, or other instrument to which Purchaser is a party or by which Purchaser is bound that would be violated by consummation of the transactions contemplated by this Agreement.

3.2 ORGANIZATION AND STANDING OF PURCHASER. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with corporate power to own property and carry on its business as it is now being conducted.

ARTICLE 4.  CONDITIONS TO PURCHASER'S OBLIGATION TO CLOSE

The obligation of Purchaser to close under this Agreement is subject to each of the following conditions (any one of which may, at the option of Purchaser, be waived in writing by Purchaser) existing on the date of Closing or such earlier date as the context may require.

4.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Seller and the Seller’s Subsidiary in this Agreement and all other information delivered under this Agreement shall be true in all material respects as of the date of this Closing.

4.2 COMPLIANCE WITH CONDITIONS. Seller and the Seller’s Subsidiary shall have complied with and performed all agreements, covenants, and conditions in this Agreement required to be performed and complied with. All requisite action (corporate and other) in order to consummate this Agreement shall have been properly taken by Seller and Seller’s Subsidiary.

4.3 SUIT OR PROCEEDING. No suit or proceeding, legal or administrative, relating to any of the transactions contemplated by this Agreement shall have been overtly threatened or commenced that, in the sole discretion of Purchaser and its counsel, would make it inadvisable for Purchaser to close this transaction.

4.4 GOVERNMENT APPROVALS AND FILINGS. All necessary government approvals and filings regarding this transaction, if any, shall have been received or made prior to the Closing in substantially the form applied for to the reasonable satisfaction of Purchaser and its counsel. Any applicable waiting period for the approvals and filings shall have expired.

4.5 CORPORATE AND STOCKHOLDER ACTION. All corporate and stockholder action necessary to consummate the transactions contemplated in this Agreement shall have been properly taken by Seller and its Shareholder.

4.6 EMPLOYMENT OF KEY EMPLOYEES. Key employees of Seller, as determined by Purchaser, shall have agreed to be employed by Purchaser under terms acceptable to Purchaser.

4.7	NOMINEE AGREEMENT

(a) Each of the Seller and Seller’s Subsidiary hereby acknowledges, declares, covenants and agrees that, to the extent by applicable law:

(i)
the Seller’s Subsidiary will hold, as and from the Effective Date until the Closing Date, the VOIP Business and all right and obligation, title and interest therein and benefit and liabilities to be derived therefrom, as nominee for and on behalf of the Purchaser;

(ii)	the Seller’s Subsidiary otherwise has no legal or beneficial interest and liabilities in the VOIP Business; and

(iii)	all other attributes of the beneficial ownership and obligation of the VOIP Business shall be and with the Purchaser.

(b)  Each of the Seller and Seller’s Subsidiary covenants and agrees, subject to the indemnity hereinafter provided, that it shall at all times and from time to time deal with the VOIP Business as nominee for the Purchaser only in accordance with the written or verbal instructions and directions of the Purchaser and not otherwise that it will do no act relating to the VOIP Business without the express authorization and direction of the Purchaser, and that it has no active or independent duties to perform in respect of the VOIP Business except as may be specifically provided for herein.

(c)  Each of the Seller and Seller’s Subsidiary shall enter into, and execute and deliver as nominee for the Purchaser only, all such instruments, including, without limitation, all such documents, assignments, transfers, leases, subleases, contracts and other agreements, (collectively called “instruments’) as may from time to time be requested by the Purchaser in connection with the VOIP Business, including without limiting the generality of the foregoing a conveyance and transfer in registrable and/or other form(s) of all right, title and interest of each of the Seller and Seller’s Subsidiary in the VOIP Business.

(d)  Each of the Seller and Seller’s Subsidiary acknowledges, declares, covenants and agrees that all revenues or receipts of any nature or kind arising from the VOIP Business or the use thereof as and from the Effective Date shall belong legally and beneficially to the Purchaser, and that each of the Seller and Seller’s Subsidiary has no legal or beneficial interest in such revenues, profits, emoluments and other receipts. Each of the Seller and Seller’s Subsidiary shall, subject to the rights of any contracted parties or other secured creditor, promptly remit to the Purchaser all revenues, profits, emoluments and other receipt of any nature or kind arising from the VOIP Business which may be received by each of the Seller and Seller’s Subsidiary as nominal party to any instrument. Each of the Seller and Seller’s Subsidiary shall incur no liability to any person for making any such remittance as directed in any notice from any such or other secured creditor, or, in the absence of such notice, pursuant to a direction from the Purchaser. Each of the Seller and Seller’s Subsidiary shall, at the request and expense of the Purchaser, account to the Purchaser for all sums received with respect to the VOIP Business.

(e)  Each of the Seller and Seller’s Subsidiary shall promptly deliver to the Purchaser all instruments with respect to the VOIP Business, together with all recorded information relative thereto, to the extent that each of the Seller and Seller’s Subsidiary may come into possession of any thereof.

(f)   Each of the Seller and Seller’s Subsidiary shall promptly transmit to the Purchaser copies of all notices, payments, claims, demands or other communications which each of the Seller and Seller’s Subsidiary may receive and which relate in any way to the VOIP Business. Each of the Seller and Seller’s Subsidiary, upon the request of the Purchaser, shall be a nominal party to any action in response to or as a consequence of any such matter. Any such action, proceeding, negotiation or other response shall be conducted by the Purchaser, with counsel selected by him, and each of the Seller and Seller’s Subsidiary shall not, nor shall it be obligated to, take any such action itself, its only obligation being that of a nominal party thereto subject to the indemnity hereinafter provided.

(g)  The Purchaser acknowledges, declares, covenants and agrees that he shall be responsible for all legal obligation and liabilities in any way connected with or related to the VOIP Business to the extent arising after the Effective Date, that each of the Seller and Seller’s Subsidiary has no active duties to perform in connection with the VOIP Business, and that all obligations, responsibilities, acts or omissions pertaining to the VOIP Business to the extent arising after the Effective Date shall be the responsibility of and shall be performed or omitted to be performed by the Purchaser.

(h)  The Purchaser acknowledges, declares, covenants and agrees that he shall be responsible for all encumbrances, charges, costs, expenses, losses, damages, claims, payment, demands and liabilities in any way connected with or related to the VOIP Business (collectively called “expenses”) to the extent arising after the Effective Date, that each of the Seller and Seller’s Subsidiary has no active duties to perform in connection with the VOIP Business, and that all obligations, responsibilities, acts or omissions pertaining to the VOIP Business to the extent arising after the Effective Date shall be the responsibility of and shall be performed or omitted to be performed by the Purchaser.

(i)  The Purchaser hereby releases each of the Seller and Seller’s Subsidiary from any and all liability that each of the Seller and Seller’s Subsidiary may incur in respect of any action taken by each of the Seller and Seller’s Subsidiary either pursuant to the authorization or direction of the Purchaser or pursuant to the terms of this Agreement. The Purchaser shall indemnify and hold each of the Seller and Seller’s Subsidiary harmless from all liabilities of whatsoever kind and character that may arise out of any act or omission by each of the Seller and Seller’s Subsidiary pursuant to the terms of this Agreement and from the said expenses, obligations and responsibilities during the entire period of time that the VOIP Business is vested in each of the Seller and Seller’s Subsidiary pursuant to this Agreement.

(j)  It is understood and agreed between the parties pursuant to this Section 4.7 that the relationship between them shall be that of principal and bare nominee only, that there is no intention to create a relationship of partnership or agency between the Purchaser and either the Seller and Seller’s Subsidiary, and this Section 4.7 should not be construed to create any trust, association or joint venture between the Purchaser and either the Seller or Seller’s Subsidiary.

4.8	SINA AND GUANG-XI PROJECT AGREEMENTS. Seller’s Subsidiary shall have signed the sina.net agreement and the Guang-Xi project agreement subject to the terms of Section 4.7 above.

ARTICLE 5.  CONDITIONS TO SELLER’S AND THE SELLER’S SUBSIDIARY’S OBLIGATION TO CLOSE

The obligation of Seller and the Seller’s Subsidiary to close under this Agreement is subject to each of the following conditions any one of which at the option of Seller may be waived in writing by Seller.

5.1 CORPORATE ACTION. Purchaser shall have taken appropriate corporate action regarding this transaction, which shall be evidenced by resolutions of its board of directors and certified by Purchaser's corporate secretary, authorizing Purchaser to enter into and complete this transaction.

5.2 ESTABLISHMENT OF CHINA LEGAL ENTITY. Purchaser shall have taken the appropriate corporate action to formally and legally establish a Wholly Owned Foreign Entity (“Purchaser’s Subsidiary”) in the relevant jurisdiction in China in which it will be organized that will be able to both legally and practically complete the transfer of the assets within China and commence operations of the VOIP Business at its cost. Seller and Seller's Subsidiary shall be obligated to effect the sale of the Assets under this Agreement, at the discretion of the Purchaser at any time after the satisfaction or waiver of the foregoing conditions.

ARTICLE 6.  PARTIES' OBLIGATIONS AT THE CLOSING

6.1 SELLER’S SUBSIDIARY’S AND PURCHASER’S SUBSIDIARY’S OBLIGATIONS AT THE CLOSING. At Closing, Purchaser’s Subsidiary shall sign and become a party to this Agreement or the Seller's Subsidiary and the Purchaser's Subsidiary shall enter into an asset purchase agreement on substantially the same terms of this Agreement that formally and legally consummate the sale and transfer of the Assets from Seller’s Subsidiary to Purchaser’s Subsidiary in the respective relevant jurisdictions in China in which the Seller’s Subsidiary and Purchaser’s Subsidiary are organized or their assets are located, as may be required by applicable law.

6.2 SELLER’S SUBSIDIARY’S AND PURCHASER’S SUBSIDIARY’S OBLIGATIONS FOR TRANSFER OF ASSETS. Purchaser’s Subsidiary shall be responsible for all, costs, payments and expenses, related to the transfer of the Assets from Seller’s Subsidiary to Purchaser’s Subsidiary in the respective relevant jurisdictions in China.

6.3 SELLER’S AND SELLER’S SUBSIDIARY’S OBLIGATIONS AT THE CLOSING. At the Closing, Seller and the Seller’s Subsidiary shall deliver or cause to be delivered to Purchaser instruments of assignment and transfer of all of the Assets in form and substance satisfactory to Purchaser. Simultaneously with the consummation of the transfer, Seller and the Seller’s Subsidiary shall put Purchaser in full possession and enjoyment of all the Assets.

Seller and Seller’s Subsidiary, at any time after the Closing, shall execute, acknowledge, and deliver to Purchaser any further deeds, assignments, conveyances, other assurances, documents, and instruments of transfer reasonably requested by Purchaser. Seller and the Seller’s Subsidiary shall also take any other action consistent with the terms of this Agreement that may be reasonably requested by Purchaser for the purpose of assigning, transferring, granting, conveying, and confirming to Purchaser or reducing to possession any or all property and assets to be conveyed and transferred by this Agreement.

6.4 PURCHASER'S OBLIGATION AT CLOSING. At the Closing, Purchaser shall pay the purchase price, as described in Section 1.4 above, against delivery of the items specified in Section 6.3 above.

ARTICLE 7.  EMPLOYEES

7.1 EMPLOYEES. Purchaser shall deliver an offer of employment within five days after the closing Date to the employees of Seller selected for employment by Purchaser. All employees who accept Purchaser’s offer of employment shall become employees effective upon the closing (such employees hereinafter referred to as the (“Continuing Employees”). Purchaser shall provide to Seller at the Closing a list of all Continuing Employees and Seller shall deliver a termination notice to each of the continuing Employees of Purchaser. Seller shall be responsible for all termination or severance payments payable to the continuing Employees, subject to the Purchaser's observance of the terms of its offer of employment to the Continuing Employees.

ARTICLE 8.  GENERAL PROVISIONS

8.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. The representations, warranties, covenants, and agreements of the parties contained in this Agreement or contained in any writing delivered pursuant to this Agreement shall survive the Closing.

8.2 NOTICES. All notices or other communications hereunder must be given in writing and either (i) delivered in person, (ii) transmitted by facsimile telecommunication, provided that any notice so given is also mailed as provided for herein, (iii) delivered by Federal Express or similar commercial delivery service, or (iv) mailed by certified mail, postage prepaid, return receipt requested, as follows:

If to Seller or Seller's Subsidiary                     300 Park Avenue, 17th Floor,
New York, New York 10022
Facsimile number (212) 202-3599;

If to Purchaser:      1917 Jahns Drive
Wheaton, IL 60187;
Facsimile number (215) 494-1535.

or to such other address or facsimile number as Seller, the Seller’s Subsidiary, or the Purchaser shall have designated to the other by like notice. Each such notice or other communication shall be effective (i) if given by facsimile telecommunication, when transmitted, (ii) if given by mail, five (5) business days after such communication is deposited in the mail and addressed as aforesaid, (iii) if given by Federal Express or similar commercial delivery service, one (1) business day after such communication is deposited with such service and addressed as aforesaid, and (iv) if given by any other means, when actually delivered at such address.

8.3 ASSIGNMENT OF AGREEMENT. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement may not be assigned by any other party without the written consent of all parties and any attempt to make an assignment without consent is void, except that Purchaser may assign this Agreement to an affiliate without consent.

8.4 GOVERNING LAW; VENUE. This Agreement shall be made and entered into in Wilmington County, Delaware, and shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any conflict of law, rule or principle of that state. Venue for any actions in construction or enforcement of this Agreement shall be in Wilmington County, Delaware.

8.5 AMENDMENTS; WAIVER. This Agreement may be amended only in writing by the mutual consent of all of the parties, evidenced by all necessary and proper corporate authority. No waiver of any provision of this Agreement shall arise from any action or inaction of any party, except an instrument in writing expressly waiving the provision executed by the party entitled to the benefit of the provision.

8.6 ENTIRE AGREEMENT. This Agreement, together with any documents and exhibits given or delivered pursuant to this Agreement, constitutes the entire agreement between the parties to this Agreement on the purchase and sale of the Assets. No party shall be bound by any communications between them on the subject matter of this Agreement unless the communication is (a) in writing, (b) bears a date contemporaneous with or subsequent to the date of this Agreement, and (c) is agreed to by all parties to this Agreement. On execution of this Agreement, all prior agreements or understandings between the parties on the subject matter of this Agreement shall be null and void.

8.7 COUNTERPART EXECUTION. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and each of which alone, and all of which together, shall constitute one and the same instrument. When each party has executed and delivered a counterpart of this Agreement, the Agreement shall be fully binding on and enforceable by the parties. In making proof of the Agreement it shall not be necessary to produce or account for any counterpart other than the counterpart signed by a party against whom this Agreement is to be enforced.

8.8 HEADINGS. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

8.9 SEVERABILITY. If any part, article, paragraph, sentence or clause of this Agreement shall be held to be indefinite, invalid or otherwise unenforceable by a court of competent jurisdiction or by an arbitration panel, the entire Agreement shall not fail on account thereof and the balance of the Agreement shall continue in full force and effect.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of September 8, 2006.

General Components, Inc .	ZGS Corporation

By:	By:
Simon Mu, President		Wayne L. Schreiner, President

General Components, Inc.

By:
Simon Mu, President

Signature Page to the Asset Purchase Agreement

Schedule A - Equipment

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Schedule B - Inventory

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Schedule C - Accounts Receivable

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Schedule D - Deposits

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Schedule E - Contracts

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Schedule F - Licenses and Approvals

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